SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

UNITED MORTGAGE TRUST
(Name of Subject Company)

MACKENZIE BLUE RIDGE FUND III, LP, MACKENZIE NORTHSTAR FUND 3, LP, MACKENZIE BADGER ACQUISITION FUND 4, LLC, MACKENZIE NORTHWEST FUND, LP, COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$3,900,000	$392.73
*	For purposes of calculating the filing fee only. Assumes the purchase of 600,000 Units at a purchase price equal to $6.50 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $392.73
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: November 10, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MacKenzie Blue Ridge Fund III, LP, MacKenzie Northstar Fund 3, LP, MACKENZIE BADGER ACQUISITION FUND 4, LLC, MACKENZIE NORTHWEST FUND, LP, COASTAL REALTY BUSINESS TRUST (collectively the "Purchasers") to purchase up to 600,000 shares of common stock (the "Shares") in United Mortgage Trust (the "UMT"), the subject company at a purchase price equal to $6.50 per Share.

This Amendment is to announce that the Purchasers have determined that several of the developments relating to UMT's affiliates and UMT's assets since the Offer was made have triggered Section 13(c) of the Offer.  The Purchasers have determined that there has been a change in the assets and financial condition of UMT, in the Purchasers' reasonable judgment, as a result of the following facts that have been disclosed:

1.
UMT's auditors have quit and no replacement auditor has been announced; thus, as far as the Purchasers know, UMT does not have an auditor, although UMT says it is "in discussions to replace" the auditor;

2.
A significant portion of UMT's assets are related party investments.  One such affiliate, United Development Funding IV, (a) is now the subject of numerous announced shareholder lawsuits, (b) has suffered a dramatic decline in its trading price, (c) announced that its auditor has also declined to stand for reappointment.  Another affiliated entity, United Development Funding III, filed an involuntary bankruptcy petition against one of its largest creditors.  While there is no disclosed connection between this affiliate and UMT, the Purchasers have become concerned that the troubles at UMT's affiliates may have a material impact on UMT's financial condition given the related party interests and inter-company loans.

Item 12.                          Exhibits.

(a)(1)	Offer to Purchase dated November 10, 2015*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated November 10, 2015*

(a)(4) (a)(5) (a)(6) * **
Announcement of Extension**

Termination Letter to Shareholders dated January 5, 2016

Announcement of Termination dated January 5, 2016

Previously filed on November 10, 2015
Previously filed on December 11, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            January 5, 2016

MacKenzie Blue Ridge Fund III, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Fund 4, LLC, MacKenzie Northwest Fund, LP, Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:            /s/ Chip Patterson
Chip Patterson, Managing Director